May 2, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Andrew D. Mew, Accounting Branch Chief
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:      AGL Resources Inc. and Northern Illinois Gas Company
Forms 10-K for the Fiscal Year Ended December 31, 2011
Filed February 22, 2012
File Nos. 001-14174 and 001-07296

Dear Mr. Mew:

This letter sets forth the response of AGL Resources Inc. (the “Company” or “we” or “our”) and Northern Illinois Gas Company (“Nicor Gas Company”) to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 19, 2012 to our Chairman, President and Chief Executive Officer, John W. Somerhalder II.  The Company’s responses set forth below correspond to the comments as numbered in your letter.

AGL Resources Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Notes to Consolidated Financial Statements, page 66
Note 3 – Merger with Nicor, page 79

1.	Refer to the purchase price allocation table. Tell us and disclose in the footnote where you record the purchase price allocation for Nicor’s regulatory assets and liabilities.

Response:

Nicor’s regulatory assets and liabilities are associated with Nicor Gas Company, a rate-regulated entity which is subject to rate regulation in Illinois and meets the requirements for accounting under ASC 980. The amounts recorded for Nicor’s regulatory assets and liabilities as of December 31, 2011 are disclosed separately on page 76 in the “Regulatory Assets and Liabilities” of Note 2- Significant Accounting Policies and Methods of Application in our Form 10-K for the Fiscal Year ended December 31, 2011.

We have provided our purchase price allocation table below indicating the classification of amounts for Nicor Gas Company’s regulatory assets and liabilities as of the merger date. Additionally, we have included the below table in our disclosures on page 14 in Note 3- Merger with Nicor in our first quarter 2012 Form 10-Q filed with the Commission on May 1, 2012.

In millions	Regulatory assets & liabilities
Current assets	$36
Other noncurrent assets, excluding goodwill	477
Current liabilities	(80)
Other noncurrent liabilities	(1,137)

2.
Tell us and disclose in more detail on how you fair valued the assets and liabilities of Nicor. We note you stepped up the basis of Nicor’s long-term debt; however, we are unclear if you also stepped up the basis of Nicor’s property, plant and equipment. If not, please explain. To the extent that you stepped up the basis of Nicor’s long term debt, please advise us if you also record a regulatory offset in connection with the fair value adjustment of the debt. If not, please explain to us your basis for not recording such an offset and whether the fair value of the debt considers the likely rate implications if such debt was replaced with market rate debt.

Response:

We determined fair value for the assets and liabilities of Nicor using the income, market and cost approaches to fair valuation. The income approach estimates the fair value by discounting the projected future cash flows at our weighted average cost of capital. We utilized this approach to obtain the business enterprise values for each reporting unit. Additionally, we used the income approach to determine the fair values for the intangible trade names and customer relationships assets.

The market approach is based on the premise that the fair value can be determined through the use of prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Finally, the cost approach utilizes the concept of replacement cost as an indicator of fair value. We applied the market and cost approach to estimate the fair value of the non-regulated property, plant and equipment.

Our valuations did include a $31 million step-up for Nicor’s non-regulated property, plant and equipment. This was primarily related to the vessels and related equipment at our cargo shipping segment.

With regard to the assets and liabilities of Nicor Gas Company, we concluded that net book value is a reasonable estimate of fair value for Nicor Gas Company’s tangible and intangible assets and liabilities that are explicitly subject to cost-of-service ratemaking.

The company determined the fair value of Nicor Gas Company’s long-term debt using the income approach, and used a discounted cash flow technique that incorporates a market interest yield curve with adjustments for duration, optionality and risk profile. As a result, our purchase price allocation included an adjustment of $99 million to step-up the basis of Nicor’s long-term debt to fair value as of the merger date. Since the long-term debt was issued by Nicor Gas Company, an offsetting regulatory asset was recorded in connection with the fair value adjustment of this debt.

We have included the additional information above in our disclosures on page 14 in Note 3- Merger with Nicor in our first quarter 2012 Form 10-Q filed with the Commission on May 1, 2012.

Northern Illinois Gas Company (Nicor Gas Company)
Form 10-K for the Fiscal Year Ended December 31, 2011
Notes to Consolidated Financial Statements, page 43
Note 7 – Commitments, Guarantees and Contingencies, page 56

3.
We note your disclosure of the 10 year term Substitute Natural Gas (SNG) purchase agreement beginning as early as 2015 and that the agreement is contingent on various milestones to be achieved by the counterparty and that your obligation is uncertain. We also note you determined the agreement to be a variable interest entity in the counterparty however, based on a qualitative evaluation you concluded that you are not the primary beneficiary to consolidate the counterparty. In that regard, identify for us and disclose the nature of the variable interest. Tell us and disclose the significant terms of the agreement including your rights and obligations of each party to the agreement including how the purchase price of SNG is determined and the nature of various milestones. In addition, tell us in more detail how you reasonably determine that you are not the primary beneficiary to consolidate the counterparty. Refer to ASC 810-10.

Response:

ASC 810-10 requires Nicor Gas Company to disclose the qualitative and quantitative information about its involvement with the variable interest entity, including the nature, purpose, size and activities of the variable interest entity, including how the variable interest entity is financed.

We have included additional information consistent with the discussion below on pages 14 - 15 in Note 7- Commitments, Guarantees and Contingencies in the Nicor Gas Company first quarter 2012 Form 10-Q filed with the Commission on May 1, 2012.

Background

In 2011, Illinois enacted laws that required Nicor Gas Company and other large utilities in Illinois to elect to either sign contracts to purchase substitute natural gas (“SNG”) from coal gasification plants to be constructed in Illinois or instead file rate cases with the Illinois Commerce Commission (“ICC”) in 2012, 2014 and 2016. Illinois laws provide that prices paid for SNG purchased from the plants are to be considered prudent and not subject to review or disallowance by the ICC.

Power Holdings of Illinois, LLC (“PHI”) was established to construct a coal gasification plant in southern Illinois with an approximate 60 billion cubic feet (Bcf) gasification capacity.  PHI is expected to be financed with external debt and equity along with sales pricing that may exceed market prices. This is expected to shift certain costs to customers of Illinois utilities, including the customers of Nicor Gas Company.

Nature of the Variable Interest and Significant Terms of the Agreement

In compliance with Illinois laws, Nicor Gas Company signed an agreement with PHI in September 2011 to purchase 25 Bcf of the output from the gasification plant for a 10-year term beginning as early as 2015. Another Illinois utility has agreed to purchase 17 Bcf under essentially the same terms as Nicor Gas Company.

The purchase price of the SNG that may be produced from the coal gasification plants is dependent upon a variety of factors. The most significant factor is the plant construction cost which is not currently estimable. Other factors include a consumer price index-adjusted benchmark and Nicor Gas Company’s own average base load purchase cost per unit which excludes its SNG purchases. The price of the SNG under this contract could potentially be significantly more than market prices for natural gas. As such, Illinois law effectively requires Nicor Gas Company’s customers to provide subordinated financial support to PHI.

Nicor Gas Company’s contract with PHI automatically terminates if PHI fails to commence construction by July 1, 2012. Additionally, Nicor Gas Company may terminate the contract upon 180 days prior written notice (i) if PHI fails to enter into certain engineering, procurement and design and construction contracts by June 1, 2013; (ii) if PHI fails to enter into a certain coal supply contract by June 1, 2016; or (iii) if PHI fails to meet certain production testing requirements by June 1, 2017.  Nicor Gas Company also may terminate the contract upon 60 days prior written notice if material work or funding is suspended for more than 180 days or 120 days, respectively.  The contract also contains other customary termination provisions.  If PHI fails to complete plant construction, there is no recourse to Nicor Gas Company.

In accordance with ASC 810, Nicor Gas Company determined that it was not the primary beneficiary as it does not have the power to direct the activities of PHI that most significantly impact its economic performance.  Nicor Gas Company indentified those activities as being:  (1) directing plant construction, (2) procuring coal supplies, and (3) directing plant operations. Nicor Gas Company does not have the power to direct any of these activities. Nicor Gas Company’s lack of power is also evidenced by the fact that all of the key terms of the contract were dictated by Illinois law.  As a result, Nicor Gas Company did not consolidate the counterparty.

*****

Additionally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns, please do not hesitate to contact me at (404) 584-3400.

Sincerely,

/s/ Bryan E. Seas

Bryan E. Seas
Senior Vice President and Chief Accounting Officer

cc:    John W. Somerhalder II
    Chairman, President and Chief Executive Officer